UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                         UNIPRO FINANCIAL SERVICES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                              (Title of Securities)


                                   90915 R 105
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                                 (CUSIP Number)

                                  JOHN SCARDINO
                                31200 Via Colinas
                                    Suite 200
                           Westlake Village, CA 91362
                                 (818) 597-7552
          (Names, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                SEPTEMBER 8, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  90915 R 105                                         Page 1 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      SJ Investment Company           IRS Identification No. 88-0483662
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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|  Not Applicable

      (b) |_|  Not Applicable

      Not Applicable

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3     SEC Use Only

4     Source of Funds  PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable

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6     Citizenship or Place of Organization    United States - Nevada Corporation
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power   -0-

8     Shared Voting Power   800,000

9     Sole Dispositive Power   -0-

10    Shared Dispositive Power   800,000

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11    Aggregate Amount Beneficially Owned by Each Reporting Person       800,000

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) |_|

      Not Applicable

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13    Percent of Class Represented by Amount in Row (9)    15.5%

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14    Type of Reporting Person (See Instructions)     CO
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


--------------------------------------------------------------------------------
CUSIP No. 90915 R 105                                          Page 1 of 4 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      JOHN SCARDINO
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|  Not Applicable

      (b) |_|  Not Applicable

      Not Applicable

--------------------------------------------------------------------------------
3     SEC Use Only

4     Source of Funds  PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power   -0-

8     Shared Voting Power   800,000

9     Sole Dispositive Power   -0-

10    Shared Dispositive Power   800,000

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person       800,000

--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) |_|

      Not Applicable

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (9)    15.5%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)     IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This statement relates to the common stock ("Common Stock") of UniPro Financial Services, Inc., a Florida corporation (the "Issuer"). The principal executive offices of UniPro Financial Services, Inc. are located at 31200 Via Colinas, Suite 200, Westlake Village, California 91362.

Item 2. Identity and Background.

This statement is being filed by SJ Investment Company and John Scardino (the "Reporting Persons"). All of the shares of Common Stock that are covered by this statement are directly held by SJ Investment Company which is controlled by John Scardino.

SJ Investment Company is a holding company whose principal business is to invest in projects as directed by Mr. Scardino. Mr. Scardino is the Chairman, sole Director, Chief Executive Officer and majority shareholder of SJ Investment Company.

The principal business address of the Reporting Persons is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SJ Investment Company is a Nevada corporation. Mr. Scardino is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On September 8, 2005 in connection with a privately negotiated control share acquisition by a group of investors, Mr. Scardino acquired 800,000 shares of the Issuer's common shares. The aggregate consideration paid by the group was $400,000.00 or approximately $0.087912 per share.

Item 4. Purpose of Transaction.

Reporting Persons did not acquire the Common Stock for the purpose of acquiring control of Issuer. As of the filing date, Reporting Persons have no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although Reporting Persons may, in the future, in connection with their review of their investment in the Common Stock from time to time explore a variety of alternatives. There is no assurance that Reporting Persons will develop any plans or proposals with respect to any of the foregoing actions. Any alternative which they best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

Item 5. Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, the Reporting Persons are considered the beneficial owner of a total of 800,000 shares of Issuer's Common Stock, representing approximately 15.5% of all issued and outstanding shares of Common Stock.

All of the shares of Common Stock that are covered by this statement are directly held by SJ Investment Company which is controlled by Mr. Scardino. Consequently, the Reporting Persons have shared voting and dispositive power with respect to all 800,000 shares of Common Stock held by SJ Investment Company.

Other than the purchase of stock from existing shareholders as described above, Reporting Persons have not engaged in any transactions involving Issuer Common Stock during the past 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            September 27, 2005


                                            SJ Investment Company

                                            /s/ John Scardino
                                            ------------------------------
                                            John Scardino, President


                                            /s/ John Scardino
                                            ------------------------------
                                            John Scardino

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby agrees to file jointly the Schedule 13D to which this Agreement is attached, and any amendments to the Schedule 13D (the "Schedule 13D") filed with respect to the common stock of Unipro Financial Services, Inc. that may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.


                                            SJ Investment Company

                                            /s/ John Scardino
                                            ------------------------------
                                            John Scardino, President


                                            /s/ John Scardino
                                            ------------------------------
                                            John Scardino